United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Proposal to Increase Capital by Capitalization of Reserves for Deliberation at
Extraordinary General Shareholders Meeting

Gentlemen of the Board,

The Executive Board of Companhia Vale do Rio Doce hereby presents the Board of Directors a proposal to increase capital by capitalization of reserves.

Article 199 of Law # 6,404 establishes that the income reserve balance, except for contingencies and for unearned income, may not exceed capital. When this ceiling limit is reached, shareholders shall deliberate on the investment of the excess in capital subscription, capital increase or in the distribution of dividends.

Having distributed the results of the year ended December 31, 2002, income reserves exceed capital by R$1,132,279,789.97 (one billion, one hundred and thirty-two million, two hundred and seventy-nine thousand, seven hundred and eighty-nine Brazilian reais and ninety-seven cents).

Accordingly, the Executive Board proposes capitalization of part of the expansion reserve in the amount of R$1,300,000,000.00 (one billion, three hundred million Brazilian reais) with no new share issuance.

Consequently, the Company's capital of R$5,000,000,000.00 (five billion Brazilian reais), following capitalization of the aforementioned reserves, will amount to R$6,300,000,000.00 (six billion, three hundred million Brazilian reais).

With the approval of the proposal to increase capital, the caption of Article 5 of the Bylaws will read as follows:

“Article 5 – The Capital is R$6,300,000,000.00 (six billion, three hundred million Brazilian reais) corresponding to 388,559,056 (three hundred and eighty-eight million, five hundred and fifty-nine thousand, and fifty-six) book shares, being R$4,053,164,574.55 (four billion, fifty-three million, one hundred and sixty-four thousand, five hundred and seventy-four Brazilian reais and fifty-five cents), comprising 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand, one hundred and forty-three) ordinary shares and R$2,246,835,425.45 (two billion, two hundred and forty-six million, eight hundred and thirty-five thousand, four hundred and twenty-five Brazilian reais and forty-five cents), comprising 138,575,913 (one hundred and thirty-eight million, five hundred and seventy-five thousand, nine hundred and thirteen) class “A” preferred shares, including 1 (one) special class share, all of no par value.”

Capitalization of reserves and increase in Capital is set forth as follows:

Current capital	5,000,000,000.00

Capitalization of expansion reserve	1,300,000,000.00

Capital following capitalization	6,300,000,000.00

We therefore submit this proposal to the Board of Directors, as deliberated by the Executive Board.

Rio de Janeiro, February 26, 2003

Roger Agnelli Chief Executive Officer	Fabio de Oliveira Barbosa Executive Director for Finance

Gabriel Stoliar Executive Director for Planning and Control	Carla Grasso Executive Director for Human Resources and Corporate Services

Armando de Oliveira Santos Neto Executive Director for Ferrous Minerals	Guilherme Rodolfo Laager Executive Director for Logistics

Antonio Miguel Marques Executive Director for Holdings and Business Development	Diego Cristobal Hernández Cabrera Executive Director for Non–Ferrous Minerals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 4, 2003